As filed with the Securities and Exchange Commission on December 7, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Spirent Communications plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G83562101

(CUSIP Number)

Michael L. Zuppone, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York 10022

(212) 318-6906

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G83562101	Page 2 of 19 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. G83562101	Page 3 of 19 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 4 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. G83562101	Page 5 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 6 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hayden Investors Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,685,845
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,685,845
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,685,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 7 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hayden Investors Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,844,268
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,844,268
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,844,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 8 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hanover Strategic Fund A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,644,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,644,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,644,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 9 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hanover Strategic Fund B, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,075,887
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,075,887
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,075,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 10 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward J. Bramson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,270,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,270,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,270,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON IN

CUSIP No. G83562101	Page 11 of 19 Pages

Explanatory Note: This Amendment No. 5 (this “Amendment”) to Schedule 13D is filed by the Reporting Persons (as defined below in this Explanatory Note) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 14, 2006 (the “Initial 13D”) as amended and supplemented by Amendment No. 1 to the Initial 13D filed with the Commission on August 23, 2006, Amendment No. 2 to the Initial 13D filed with the Commission on September 21, 2006, Amendment No. 3 to the Initial 13D filed with the Commission on November 14, 2006 and Amendment No. 4 to the Initial 13D filed with the Commission on November 17, 2006 and relates to the Ordinary Shares, par value 3 1/3 pence each (the “Shares”) of Spirent Communications plc, a public limited company incorporated under the laws of England and Wales (the “Issuer”).

The Reporting Persons are:

(i)	Sherborne Investors LP, a Delaware limited partnership and managing member of each of the Funds (as defined below) (“Managing Member”);
(ii)	Sherborne Investors GP, LLC, a Delaware limited liability company and general partner of the Managing Member (“Sherborne”);
(iii)	Sherborne Investors Management LP, a Delaware limited partnership and investment manager to the Funds (“Sherborne Management”);
(iv)

Sherborne Investors Management GP, LLC, a Delaware limited liability company and general partner of Sherborne Management (“Sherborne Management GP” and together with the Managing Member, Sherborne and Sherborne Management, the “Sherborne Entities”);

(v)	Hayden Investors Partners, LLC, a Delaware limited liability company (“Hayden LLC”);
(vi)	Hayden Investors Partners II, LLC, a Delaware limited liability company (“Hayden II LLC”);
(vii)	Hanover Strategic Fund A, LLC, a Delaware limited liability company (“Strategic Fund A”);
(viii)	Hanover Strategic Fund B, LLC, a Delaware limited liability company (“Strategic Fund B” and, together with Hayden LLC, Hayden II LLC and Strategic Fund A, the “Funds”); and
(ix)	Edward J. Bramson, a citizen of the United Kingdom (“Bramson”), is the managing member of Sherborne.
Item 4.	Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

CUSIP No. G83562101	Page 12 of 19 Pages

On November 17, 2006, the Reporting Persons delivered to the Issuer a requisition for an extraordinary general meeting (“EGM”) of the shareholders of the Issuer to allow shareholders to vote on a proposal to add nominees of the Reporting Persons to the Issuer’s Board of Directors and make certain other changes in the composition of the current Board. Further information regarding the background and details of this proposal are set forth below.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive turnaround investment opportunity. During the period from January 1, 2005 to July 31, 2006, following which the Reporting Persons significantly increased their purchases of the Shares, the Issuer’s Share price declined by 55% from 73.75p to 33.5p. In that same period, the Issuer’s Share price underperformed in relation to other companies in its market sector by more than 40%. Since July 31, 2006, and the Reporting Persons’ subsequent disclosure of a notifiable interest in the Shares, the Issuer’s Share price has increased 63% to 54.75p as of December 1, 2006.

Based on Sherborne’s extensive experience in turnaround investment situations, the Reporting Persons believe that opportunities may exist to achieve significant operational improvements at the Issuer, primarily in its operations headquartered in the United States, which represent approximately 85% of its consolidated sales revenues. If achieved, such improvements would benefit all shareholders of the Issuer through potential appreciation in the Issuer’s Share price.

On November 10, 2006, Edward Bramson, a principal of Sherborne, met with John Weston, Chairman of the Board of Directors of the Issuer, to discuss, among other things, the possibility of adding representatives of the Reporting Persons to the Issuer’s Board of Directors. At the meeting, Mr. Bramson indicated that, as the Reporting Persons collectively had recently become the Issuer’s largest shareholders, it would be appropriate to add representatives of the Reporting Persons to the Issuer’s Board of Directors. Sherborne proposed that three members of the current Board of Directors resign (including the Chairman and two additional members to be named by the Issuer’s Board of Directors) and that four qualified persons be appointed (including Mr. Bramson as Chairman and three others to be named by the Reporting Persons). Mr. Bramson indicated that, while Sherborne strongly believes that appointing a Sherborne representative as Chairman is essential in order to effectively monitor and, if necessary, assist in the Issuer’s operational turnaround, there might be scope to discuss the balance of its proposal with the Board. Mr. Bramson further indicated that Sherborne believes it has broad support for its proposals among leading institutional holders of the Issuer’s Shares. After discussion, Mr. Weston agreed to discuss Sherborne’s proposals with other members of the Board.

On November 14, 2006, the parties met to discuss Sherborne’s proposals further. The Issuer acknowledged that there was substantial support among the shareholders whom the Issuer had contacted for a proposal to provide Sherborne with representation on the Issuer’s Board. However, the Issuer rejected Sherborne’s proposals and offered instead to appoint two persons to be named by the Reporting Persons to the Board, including Mr. Bramson as Deputy Chairman and one other who, if qualified, would become Chairman of the Audit Committee. Sherborne indicated that a significant number of shareholders believe that any proposal for a reconstituted Board should provide for a number of new Directors offering a fresh perspective and include the appointment of a new Chairman. Sherborne further indicated it would be willing to continue discussions regarding the composition of the Board if the current Chairman was willing to

CUSIP No. G83562101	Page 13 of 19 Pages

resign. Subsequently, the Issuer advised that this proposal was unacceptable to the Board and that the Board was unwilling to appoint a Sherborne representative as the Chairman.

On November 15, 2006, the Issuer issued a press release via an RNS formally rejecting Sherborne’s proposals, and at the date of this Amendment, no agreement regarding representation by the Reporting Persons on the Issuer’s Board has been reached.

Accordingly, on November 17, 2006, Sherborne delivered to the Issuer pursuant to Section 368 of the United Kingdom Companies Act of 1985 a requisition signed in three counterparts by shareholders of the Issuer (including the Reporting Persons) who hold approximately 25% of the Issuer’s issued ordinary share capital requesting that an EGM of the Issuer’s shareholders be called for the purpose of voting on a motion to remove Messrs. Weston, Given and Frank D’Alessio as Chairman and non-executive directors, respectively, from the current Board and to appoint four persons including Mr. Bramson and Mr. Gerard Eastman as representatives of Sherborne, and Mr. Ian Brindle and Mr. Alex Walker, as non-executive directors (collectively, the “Nominees”). The reconstituted Board would therefore include four Sherborne Nominees and five current directors of the Issuer.

On November 17, 2006, Edward Bramson, a principal of Sherborne, sent a letter to Mr. Marcus Beresford, a non-executive director of the Issuer, regarding the Reporting Persons request for an EGM of the Issuer. The letter is filed as Exhibit 2 hereto.

Mr. Brindle is the Deputy Chairman of the U.K. Financial Reporting Review Panel and a former U.K. Chairman of PricewaterhouseCoopers. He also serves as senior independent non-executive Director of 4imprint plc and non-executive Director of Elementis Group plc, publicly-traded issuers in which Sherborne or its predecessors previously led successful operational turnarounds. Mr. Walker is retired chief executive officer of Yule Catto & Co., plc and currently serves as a non-executive Director of Rotork plc.

On November 29, 2006, the Issuer issued a press release announcing that it had posted to its shareholders a circular including a notice of the EGM requisitioned by three shareholders led by Sherborne to be held on December 22, 2006. The Issuer states that its board unanimously recommends that shareholders vote against all the resolutions proposed by the Reporting Persons. In addition, among other things, the circular notes that both Kurt Hellstrom and Marcus Beresford, the remaining independent Non-Executive Directors of the Issuer, have notified the Issuer of their intention to resign with immediate effect if all of Sherborne’s resolutions are passed at the EGM.

On December 5, 2006, Sherborne sent a letter to the Issuer’s shareholders soliciting support for its nominees and addressing, among other things: the Issuer’s recent performance; the reasons why a turnaround is needed; the steps it would take to appoint completely independent directors to replace Messrs. Hellstrom and Beresford if they resigned from the Issuer’s Board; and its desire to change the composition of the Board, as proposed in its resolutions, to monitor and assist in a turnaround, without seeking control of the Issuer’s Board. The letter is filed as Exhibit 3 hereto and is incorporated herein by reference.

The Reporting Persons currently intend to continue to solicit the support of other shareholders of

CUSIP No. G83562101	Page 14 of 19 Pages

the Issuer for the election of their Nominees at the EGM. If appointed or elected to the Issuer’s Board, the Nominees intend to work actively with other members of the Issuer’s Board and management to take steps to substantially improve the operational performance of the Issuer and to enhance shareholder value. Adoption of the proposal at the EGM requires the affirmative vote of holders of a majority of the Shares present and voting at the meeting.

Depending upon various factors, including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may or may not endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons, if they so elect, may from time to time engage in transactions for the purpose of hedging some or all of their positions in the Shares.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and depending on various factors the Reporting Persons may deem relevant to their investment decision, including, without limitation, whether or not their Nominees are elected to the Issuer’s Board, the Issuer's financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may decide to sell some or all of their Shares, or to continue to hold their existing position in the Shares for investment.

In addition, depending upon the factors mentioned above and other factors the Reporting Persons may deem relevant, the Reporting Persons may in the future take such other actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in further discussions with management and/or members of the Board of Directors of the Issuer concerning the business, operations and strategic direction and composition of the Board of Directors of the Issuer, communicating with other shareholders of the Issuer, continuing to solicit support for their Nominees to the Issuer’s Board of Directors, or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 are amended and restated in their entirety as follows:

(a) and (b) The aggregate percentage of Shares reported beneficially owned by the Reporting Persons as of the date of filing of this Amendment is based upon 885,222,564 shares issued and outstanding as reported by the Issuer’s press release dated November 21, 2006. Managing Member, as the managing member of the Funds, is deemed the indirect beneficial owner of 130,250,000 Shares. Sherborne, as the general partner of the Managing Member of the Funds, is deemed the indirect beneficial owner of 130,250,000 Shares. Mr. Bramson, as the managing member of Sherborne, indirectly beneficially owns 130,250,000 Shares, and owns 20,000 Shares

CUSIP No. G83562101	Page 15 of 19 Pages

directly. Sherborne Management LP, as the investment manager to the Funds, is deemed the indirect beneficial owner of 130,250,000 Shares. Sherborne Management GP, as the general partner of the investment manager, is deemed the indirect beneficial owner of 130,250,000 Shares.

The information contained in Items 7 through 11 and Item 13 of each Cover Page to this Amendment is incorporated herein by reference.

CUSIP No. G83562101	Page 16 of 19 Pages

Item 7.	Materials to be Filed as Exhibits.

Item 7 is amended and restated in its entirety as follows:

Exhibit No.	Description
1.	Joint Filing Agreement, dated August 24, 2006*
2.

Letter, dated November 17, 2006, from Edward Bramson, a principal of Sherborne Investors GP, LLC, to Mr. Marcus Beresford, a non-executive director of Spirent Communications plc, regarding the Reporting Persons request for an extraordinary general meeting of Spirent Communications plc.**

3.	Amended letter, dated December 5, 2006, from Sherborne Investors GP, LLC to shareholders of Spirent Communications plc

______________________

*	Previously filed on September 21, 2006 with Amendment No. 2 to the Initial Schedule
13D.

**       Previously filed on November 17, 2006 with Amendment No. 4 to the Initial Schedule 13D.

CUSIP No. G83562101	Page 17 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2006

SHERBORNE INVESTORS LP

By:  SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

SHERBORNE INVESTORS GP, LLC

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

SHERBORNE INVESTORS MANAGEMENT LP

By:       SHERBORNE INVESTORS MANAGEMENT GP,
             LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

SHERBORNE INVESTORS MANAGEMENT GP, LLC

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

CUSIP No. G83562101	Page 18 of 19 Pages

HAYDEN INVESTORS PARTNERS, LLC

By:	SHERBORNE INVESTORS LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

HAYDEN INVESTORS PARTNERS II, LLC

By:	SHERBORNE INVESTORS LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

HANOVER STRATEGIC FUND A, LLC

By:	SHERBORNE INVESTORS LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

CUSIP No. G83562101	Page 19 of 19 Pages

HANOVER STRATEGIC FUND B, LLC

By:	SHERBORNE INVESTORS LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

EDWARD BRAMSON

/s/ Edward Bramson

Edward Bramson

EXHIBIT 3

5 December 2006

AMENDMENT

SHERBORNE INVESTORS LETTER

RE SPIRENT COMMUNICATIONS PLC EGM

The following announcement was made at 07:00 hours on 5 December 2006 and this version includes an amendment at paragraph 2 under Company Performance.

Sherborne Investors is today writing to its fellow shareholders in Spirent Communications plc urging them to vote in favour of all the resolutions at the Company's forthcoming EGM. The letter is set out below:

Dear Fellow Shareholder,

We are writing to you in connection with the Notice of requisitioned Extraordinary General Meeting of shareholders of Spirent Communications plc (“Spirent” or “the Company”) delivered by Spirent on 17 November 2006 on behalf of funds managed by our firm, Sherborne Investors GP, LLC (“Sherborne Investors” or “Sherborne”), Artemis Investment Management Limited and Credit Suisse Asset Management Limited. Our purpose in calling the meeting is to propose changes to the composition of the Board of Directors of the Company and we are writing to ask you to vote your shares IN FAVOUR of our proposals.

You should by now have received a Notice of Extraordinary General Meeting to be held at 10:00 am on Friday 22 December 2006 at the Copthorne Hotel (London Gatwick), Copthorne Way, Copthorne, Crawley, West Sussex RH10 3PG, United Kingdom which sets out the resolutions to be considered (the “Resolutions”).

Sherborne Investors’ background

Sherborne has its antecedents in the mid 1970’s when some of our current principals became involved in what today is commonly known as private equity. The distinctive characteristic of our approach was and remains a focus on turnaround investing, which involves improving the underlying business operations of companies in which we invest. In recent years, we have extended our turnaround investing activities from private equity to publicly quoted companies. The model in both cases is the same, except that where we invest as a minority in publicly quoted companies, we seek to do this by offering our participation on the board, rather than through ownership and control of the company.

In the case of companies such as Spirent, which we believe have the potential to increase their profits substantially but which have underperformed for an extended period of time, our firm’s approach provides current shareholders with a new alternative. In the absence of an operational turnaround, shareholders in underperforming companies can choose to continue with the existing situation and hope for the best, or to sell their shares at a loss. In some cases a buyer for the whole company, frequently a private equity firm, may emerge offering a modest premium to a depressed share price. Ironically, a private equity buyer is quite likely to do some of the things that Sherborne Investors may propose to be done and subsequently to sell the company back to public shareholders at a profit.

Our proposal is intended to afford to you, as an existing shareholder of Spirent, the opportunity to restore or improve the value of your shares rather than turning that opportunity over to someone else.

UK turnaround investment examples

Turnaround investing is something that the principals in our firm have been doing for more than 25 years, but it is somewhat novel in the public market in the United Kingdom. While our approach may be unfamiliar, it is by no means unproven. Many shareholders may be aware of earlier public investments in the UK with which certain of our firm’s principals were associated, as follows:

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4imprint Group plc shares rose from 51.5p per share to 144.0p per share in the 12 month period from the announcement of our acquisition of a significant holding in July 2003 to the date of our nominee’s withdrawal from the chairmanship of the company; and

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Shares in Elementis Group plc rose from 31.9p per share at the time our holdings were publicly disclosed in January 2005 to 90.3p per share in September 2006 when our nominee resigned the chairmanship of the company.

These returns were the result of significant earnings improvements during the periods of our involvement. We are pleased to be able to say that, as of today’s date, both companies have continued to do well. While there can be no guarantee of a similar outcome at Spirent, our analysis indicates that there is significant potential for operating improvements, and for advances in the share price, even from current levels.

Our turnaround investment approach is proven in practice but nonetheless remains somewhat novel for public companies. Accordingly, we would like to correct some misapprehensions about what we are proposing.

Control

Sherborne Investors is not seeking to “control Spirent without paying a premium”. What we are proposing is not a takeover, and it is not control. First, we are proposing to appoint four new directors and to retain five from the existing board. This represents a significant change to the composition of the board and is, we believe, required if the necessary changes are to be made.

However, the new directors would in fact be in the minority and could be out voted by the remaining members of the current board. Second, only two of our proposed directors, Mr. Edward Bramson and Mr. Gerard Eastman, are principals of Sherborne Investors.

The other two nominees are known to us but do not receive compensation from Sherborne and are not contracted to our firm in any way. Mr. Ian Brindle is currently the Deputy Chairman of the Financial Reporting Review Panel and was until 2001 the UK Chairman of PricewaterhouseCoopers, a leading global accounting firm. Mr. Brindle is known to us as he was identified by us as an appropriate candidate for a non-executive role on the boards of 4imprint Plc and Elementis plc, and subsequently agreed to stand. Mr. Alex Walker, until his recent retirement, was Chief Executive of Yule Catto plc which is listed on the London Stock Exchange. We are proposing both of these gentlemen based on their business experience, judgment and integrity and there should be no doubt that they would act in the best interests of Spirent and all of its shareholders at all times.

Furthermore, while it is often forgotten, not least by company directors themselves, the board does not “control” the company - the shareholders do. The function of the board is to manage the company and to serve the interests of the shareholders. Sherborne Investors has the single largest shareholding in Spirent through funds managed by it, approximately 15% at present, but we do not seek to control it.

In this regard, the principals of Sherborne Investors, if elected to the board, will commit to offer themselves for election by the shareholders at each annual meeting rather than at every third annual meeting which is the case for the current Spirent directors. In this way, the shareholders will have a simple and effective way of exerting their control of the Company and of judging the performance of the Sherborne nominees at relatively frequent intervals.

Corporate governance

The board structure that we have proposed is not in full compliance with the best practices prescribed by the Combined Code on Corporate Governance. However, the Combined Code specifically provides that a company has either to confirm it complies with the Combined Code’s provisions - or where it does not - to provide an explanation. While it is expected that listed companies will comply most of the time, the Combined Code recognises that that departure from the provisions of the Combined Code may be justified in particular circumstances. Our expectation and our preference is that the Spirent board will return to a more fully compliant status after the operational turnaround has been put in place. This has been the case at our other public investments. We also note that, according to its annual reports, Spirent has on several occasions in recent years itself not been fully compliant with the Combined Code which is indeed not unusual in a significant proportion of UK plcs.

The Company’s circular dated 29 November 2006 indicates that two of the current non-executive directors intend to tender their resignation if the Resolutions are approved by the shareholders. We are hopeful that the gentlemen in question will reconsider, but if they were not to do so it is our intention to restore the balance to the board that our proposals contemplate. Accordingly, in that event, we would propose that the non-executive directors who are not principals of

Sherborne would select two new, completely independent, directors to be appointed at the earliest opportunity. We believe that in the interim the remaining seven directors can be relied upon to direct the Company prudently and in the best interests of all shareholders.

Company performance

Spirent has underperformed against a representative peer group of companies, Agilent, Ixia and Tektronix, for an extended period, due in part to business underperformance and in part to an unsuccessful acquisition strategy.

Since 1 January 2005, Spirent has issued five trading updates or downward guidance revisions. From that date to 31 July 2006, following which Sherborne significantly increased their purchases of the Company’s shares, Spirent’s share price declined by 55% from 73.75p to 33.50p. In that same period, the Company’s share price underperformed in relation to other companies in its market sector by more than 40%. From 31 July 2006, and Sherborne’s subsequent disclosure of a notifiable interest in Spirent, the share price has risen 63% to 54.75p as of 1 December 2006, a significant outperformance.

On 5 October 2006, after the acquisition of a substantial shareholding by Sherborne Investors was announced, the board instituted several changes in strategy with which we do not, in general, disagree. In particular, the Company committed itself to not pursue acquisitions for the time being. We believe this to be important as acquisitions would likely be dilutive from a financial standpoint and divert management attention from internal problems that are pressing. The majority of the announced changes were financial rather than operational in nature and it is our view that the board should now turn its attention to operational issues.

Need for operating turnaround

As you will be aware, 85% of Spirent’s sales are generated by businesses that are headquartered not in the United Kingdom, but in the United States, where our firm has substantial turnaround experience. In analysing Spirent, we have noted that both of the Company’s US operations, Performance Analysis and Service Assurance, have experienced significant operational setbacks. Importantly, Performance Analysis, headquartered in California, is at a significant cost disadvantage to its major competitors. If not remedied, this could seriously undermine the medium term prospects for the Performance Analysis business.

This is especially significant to Spirent because Performance Analysis generates approximately 70% of Spirent’s overall sales, so its health is fundamental to the success of the Company. We believe that Performance Analysis and Spirent as a whole have the potential to be highly effective, competitive and profitable. The Company has excellent engineering talent and a highly regarded worldwide marketing and distribution capability. However, in the first half of 2006 the Performance Analysis business, on annualised sales of £189 million was able only to earn £1.8 million of pre-tax profit. Had it not been for a favourable and non-recurring change in inventory accounting policy, this business would in fact have made a loss of £0.5 million.

In 2006 alone, the Company has so far missed its first half earnings forecast due to substantial unanticipated cost overruns at Performance Analysis and has lowered profit expectations for the second half of the year due to delayed product releases, among other factors. Within the last three weeks, the Company has disclosed that further unanticipated problems will reduce sales and profits at its Service Assurance business and also at its Systems business. The Company only has three business segments and all of them have lowered expectations this year.

We recognise that things can happen that are beyond a board’s control. However, it is not healthy for a well-established business such as Performance Analysis to be unable to do much more than to break even with a sales level approaching £200 million per year. It is disconcerting to shareholders, employees and customers alike to be caught unaware by problems for which contingency plans do not appear to have been in place.

Turnaround approach

We believe it is unlikely that the Company’s position will be greatly improved by new and radical strategic initiatives. Some changes in strategy may turn out to be appropriate but the Company has not yet demonstrated that it can carry out its current strategies on a timely basis. In these circumstances, we believe it makes better sense to focus on business basics. This was true at 4imprint and at Elementis, where changes in strategy were a secondary component of the successful turnarounds in results that were achieved.

The Sherborne principals who are being nominated for election to the board have experience in operating turnarounds and in fields relevant to Spirent’s businesses. If elected, they would take an active role in assisting a turnaround. Edward Bramson is a past chairman of 4imprint Group plc and Elementis Group plc. He is currently chairman of Ampex Corporation, a manufacturer of advanced electronic signal processing and data storage equipment based in California. Prior to joining Sherborne, Gerard Eastman was a managing director of Citigroup investment bank where his clients included IBM, as well as Lucent Technologies and Agere Systems which are telecommunications equipment suppliers.

In order to be successful in its task, a revitalized board needs to be able to work effectively with management to address operating issues. We do not believe that this can be accomplished without a significant change in the composition of the board and a fresh perspective. .

Alignment of interest

We would like to address one more aspect of the approach that Sherborne Investors takes to public investments: alignment of interest. Our shares were purchased for cash. They are not contracts for difference or other derivative instruments; they are ordinary shares just like yours. We are not requesting share options and the Sherborne principals intend to waive any director’s fees during the period of the turnaround. Accordingly, the income we receive from our investment in Spirent will be exactly the same as that of any other independent shareholder and our capital gain or loss will be in exactly the same proportion too.

In summary, the operational turnaround approach that our firm is proposing may be unfamiliar, but is a proven alternative that can benefit all shareholders significantly and equally. As set out above, we do not seek to control the Company or to entrench ourselves. We believe that our turnaround experience can be of benefit to the Company and to the shareholders and that the alignment of our interests with those of all shareholders is clear.

We assure you that we are fully aware of the obligations that you would place us under if you vote to entrust us with participation in the stewardship of your investment for the period of the turnaround. We believe that the alternative that we offer is more beneficial to all shareholders than a continuation of the status quo and we ask you to give your support by voting IN FAVOUR of all of the resolutions.

Yours sincerely,

Sherborne Investors GP, LLC

For further information:	Andrew Dowler
Financial Dynamics
020 7831 3113

Sherborne believes certain statements in this press release may constitute "forward-looking statements."  Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and risks, many of which are subject to change. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of Sherborne.  Additionally, forward-looking statements speak only as of the date they are made, and we undertake no obligation to release publicly the results of any future revisions or updates we may make to forward-looking statements to reflect new information or circumstances after the date hereof or to reflect the occurrence of future events.

The contents of this press release should not be construed as legal, investment or tax advice, neither should it be construed as an invitation to purchase or sell any of your shares.